SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated April 23, 2003

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                             ----------------------
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
         ---------------------------------------------------------------
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                           Form 20-F X    Form 40-F
                                    ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes         No X
                                   ---        ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes         No X
                                   ---        ---

 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes         No X
                                   ---        ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

                                   ENCLOSURES:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K two press releases, dated April 7, 2003:

    o the first announcing that the Company and StreamlineSCM, LLC, a privately held, supply chain management implementation and consulting firm, announced the two companies have teamed up to develop and market the Enterprise Transaction Model (ETM), a revolutionary services offering based on a jointly-developed solution called SMARTSCOR;

    o the second announcing that Dassault Systemes has become the fastest growing company in the product data management (PDM) segment of the PLM market, based on market research data from prominent industry analyst firm CIMdata, Inc., and 2002 financial performance figures released by PDM vendors.




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


[Dassault Systemes Logo]                                    [StreamlineSCM Logo]

FOR IMMEDIATE RELEASE
---------------------

                     Enterprise Transaction Model, SMARTSCOR
                From Dassault Systemes and StreamlineSCM Simplify
                      Complexities Of Today's Supply Chains

              Revolutionary Services Offering Makes SCOR Model Easy
          To Implement Via Combination of StreamlineSCM's SCOR Database
                      And Dassault Systemes' PLM Portfolio


Atlanta, Ga. - April 7, 2003 - Dassault Systemes (Nasdaq: DASTY; Euronext Paris:
#13065, DSY.PA), the world's leading provider of product lifecycle management
(PLM) solutions, and StreamlineSCM, LLC, a privately held, supply chain management implementation and consulting firm, today announced the two companies have teamed up to develop and market the Enterprise Transaction Model (ETM), a revolutionary services offering based on a jointly-developed solution called SMARTSCOR. Announced and demonstrated for the first time at Supply Chain World Conference & Exhibition 2003 in Atlanta, Ga., ETM and SMARTSCOR enable companies to easily visualize, analyze, and reduce complexities in today's sophisticated global supply chain environments.

Originally developed for companies trying to implement the SCOR model, SMARTSCOR consists of supply chain management tools and technologies supported by world-class methodology, software, and infrastructure. ETM is based on the supply chain operations reference, or SCOR, model developed and promoted by Supply-Chain Council, Inc., the industry's leading advocacy group. SMARTSCOR enables users to exploit intelligence surrounding a company's operating processes and modeling capabilities, make higher-quality business decisions, and more effectively apply important corporate knowledge. The offering is expandable and scalable, depending on a firm's specific needs, and includes workflow management and seamless integration with existing enterprise systems, such as enterprise resource planning (ERP), customer relationship management (CRM), and PLM solutions.

"Business today is extraordinarily complex and full of constant process variation, which makes it difficult for companies to efficiently manage critical supply chain operations necessary for success," said Bruce Van Nus, vice president of Dassault Systemes Services and president of Dassault Systemes, Inc. "ETM provides companies with a unified reference model that allows them to visualize, navigate, and optimize these essential processes, thereby eliminating many of the inherent complexities of the supply chain framework. In doing so, corporations are able to analyze and understand supply chain weaknesses, and then take corrective action which results in cost reductions, decreased risk, and higher performance."


                                    - more -




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


Dassault Systemes, StreamlineSCM Introduce Enterprise Transaction Model and SMARTSCOR 2-2-2


"Although the SCOR model has been effective at addressing a myriad of supply chain management issues, ETM goes well beyond SCOR to present a graphical representation of a company's operating processes, and the means for immediately analyzing and fixing pressing problems, said Greg Peck, general manager of StreamlineSCM, LLC. "ETM is more than simply a combination of technologies for effective supply chain management. It is a viable business methodology that empowers companies to take control of these processes, make more informed decisions, and improve overall corporate performance."

The SMARTSCOR solution and ETM offering is comprised of a number of sophisticated technologies for managing intricate supply chain infrastructures, including:

o SMARTSCOR, a set of customized SCOR tools based on Dassault Systemes' SMARTEAM(TM) PLM Solutions, and specifically modified for a particular customer environment.
o Training, analysis methodology, and customized software solutions based on the SCOR model.
o    Dassault Systemes' PLM reference framework.
o Integration with existing customer enterprise systems, including CRM, ERP, SCM, and PLM.
o Multiple configurations, depending on a customer's individual needs and issues.
o    System implementation and support.


About StreamlineSCM, LLC
Formed in 2001 in Miamitown, Ohio, StreamlineSCM, LLC delivers consulting, implementation, training, and software solutions to companies seeking to optimize supply chain management (SCM) processes. A solutions provider with a high degree of exposure to manufacturing processes, StreamlineSCM has built a team of professionals to offer specific knowledge and technology solutions for increasing efficiencies in supply chain environments. The company's mission is to "Streamline the Supply Chain Process" through the effective use of various technologies, including those presently owned by the company, and new innovations to supplement current applications. For more information, visit http://www.streamlinescm.com.
----------------------------


About Dassault Systemes
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 60,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes integrated PLM solutions for product development (CATIA, DELMIA, ENOVIA, SMARTEAM), general-use 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (no.13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com.
                   ------------------

Dassault Systemes Media Contact:        Dassault Systemes Investor Relations
Keith R. Pillow                         Contacts:
                                        Emma Rutherford and Harriet Keen
+ 818 673 2070                          Financial Dynamics
+ 818 266 1787  Wireless
keith_pillow@ds-us.com                  + 44 207 831 3113
----------------------

[Dassault Systemes Logo]

FOR IMMEDIATE RELEASE
---------------------

                    Dassault Systemes Is The Fastest Growing
                       Company In Product Data Management
                              According to CIMdata

                   Foremost Global Developer of PLM Solutions
                   Increased PDM Revenue By 25 Percent In 2002


Paris, France -- April 7, 2003 -- Dassault Systemes (Nasdaq: DASTY; Euronext
Paris: #13065, DSY.PA), the world's leading developer of product lifecycle management (PLM) solutions, today announced it has become the fastest growing company in the product data management (PDM) segment of the PLM market, based on market research data from prominent industry analyst firm CIMdata, Inc., and 2002 financial performance figures released by PDM vendors.

"Despite the continued global slowdown in investments throughout 2002, Dassault Systemes and its partner IBM had a solid year in PLM by achieving industry-leading growth of over 25% in collaborative Product Definition management (cPDm) new license sales," said Ken Amann, director of research at CIMdata, Inc., a leading PLM research and advisory firm. "Among the leading cPDm providers, only Dassault Systemes delivered year-over-year growth in 2002, while its competitors saw their respective sales remain flat, or decline, in comparison to 2001 figures."

"Without question, 2002 was a breakout year for Dassault Systemes' PDM business, as the company outperformed top competitors by a wide margin in this important market segment," said Bernard Charles, president and CEO of Dassault Systemes. "The combination of Dassault Systemes' ENOVIA and SMARTEAM offerings, serving as the product knowledge and process infrastructure, constitutes a cohesive PDM solution of unmatched breadth and scope. The wide adoption of these offerings by customers, within the overall Dassault Systemes PLM environment, is a resounding endorsement of the company's mission to deliver on the promise of PLM throughout and across the extended enterprise. With strong fourth quarter finishes by both ENOVIA and SMARTEAM, these impressive results illustrate the success of the company's PLM strategy, and its ability to provide customers with robust PDM solutions that address and respond to complex business needs."

According to the company's 2002 financial results, Dassault Systemes' overall PDM revenue rose 33% in the fourth quarter to (euro)30.9 million, up from
(euro)23.3 million during the same period a year ago. For the year, PDM revenue, on a stand-alone basis, increased 25% to (euro)82.7 million, up from (euro)65.9 million in 2001. This revenue is comprised of sales of the company's overall PDM offering, currently consisting of the ENOVIA and SMARTEAM branded solutions.

                                      # # #

Dassault Systemes Is Fastest Growing Company In PDM According to CIMdata
2-2-2


About Dassault Systemes
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 60,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes integrated PLM solutions for product development (CATIA, ENOVIA, DELMIA, SMARTEAM), general-use 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com.


Dassault Systemes Press        Dassault Systemes Media    Dassault Systemes Investor Relations
Contacts:                      Contact:                   Contacts:
Anthony Marechal               Keith R. Pillow            Emma Rutherford and Harriet Keen
                               + 1 818 673 2070           Financial Dynamics
+33 1 55 49 84 21              keith_pillow@ds-us.com
anthony_marechal@ds-fr.com     ----------------------     +44 207 831 3113
--------------------------

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 DASSAULT SYSTEMES S.A.


         Date: April 23, 2003                    By:    /s/ Thibault de Tersant
                                                        -----------------------
                                                 Name:  Thibault de Tersant
                                                 Title: Chief Financial Officer,
                                                        Executive Vice President





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